UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number

001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

The press releases attached to this Form 6-K are incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration No. 333-229083, 333-219614 and 333-212432).

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant entitled “Cellect Biotechnology to Explore Strategic Alternatives to Maximize Shareholder Value.”

In addition, attached hereto as Exhibit 99.2 and incorporated by reference herein is a press release issued by the Registrant entitled “Cellect Biotechnology Announces Receipt of Nasdaq Minimum Bid Price Notification.”

Exhibit

99.1	Press Release, dated May 16, 2019

99.2	Press Release, dated May 16, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: May 16, 2019		Title: Chief Financial Officer

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